Filed by: TCW ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: TCW Metropolitan West Funds

SEC File No. 811-07989 and 333-18737

Conversion of TCW MetWest Sustainable Securitized Mutual Fund (MWESX) to the
TCW Securitized Income ETF (the “ETF”)

Overview

Why is TCW converting MWESX into an ETF instead of launching a new product?

The conversion reflects changing client demand and market structure. ETFs have become the preferred vehicle for many allocators seeking transparent, liquid securitized exposure. Broadening the portfolio strategy to helps better align with current and expected future demand for a diversified, non-sustainability-constrained securitized ETF.

How will existing MWESX shareholders receive notice of the proposed changes?

Existing shareholders of MWESX will receive an information statement/prospectus concerning the conversion of MWESX. We expect that the information statement/prospectus will be mailed to existing shareholders of MWESX in early May 2026.

Product Overview & Rationale

What is the team’s investment process and is it changing upon conversion to an ETF?

The investment process is not changing as part of the conversion to an ETF. The Securitized Income ETF will be managed in line with TCW’s team-based value-oriented investment process.

-	Generalists establish TCW’s macroeconomic outlook, which informs rate and yield curve positioning, and collaborate with the Specialist Portfolio Managers for securitized sector positioning.

-	The Specialist Portfolio Managers drive security selection.

-	Trade implementation through dollar-cost averaging to mitigate volatility, spreading buys and sells over time and price

-	Focus on capital preservation, liquidity optimization, and disciplined implementation with ongoing and active portfolio management and risk monitoring

How is the investment focus different in the ETF versus MWESX?

While MWESX focuses on investments in the sustainable securitized part of the securitized sector, the TCW Securitized Income ETF will be broader across sustainable and non-sustainable securitized bonds.

How should clients think about sustainability going forward if it is not an objective of the ETF?

Clients should view sustainability for the ETF as an embedded research lens rather than a portfolio constraint. While the ETF is no longer marketed or regulated as a sustainable product, the securitized credit team continues to assess sustainability-related risks and attributes that are financially material to cash flows, collateral quality, and structural integrity. This approach is consistent with TCW’s longstanding view that sustainability analysis is a component of good risk management and relative value analysis, particularly in securitized markets where collateral characteristics and deal structures drive outcomes. Removing formal sustainability thresholds provides the portfolio with greater flexibility and a broader opportunity set, while preserving the discipline of the research process that has historically supported performance.

How will the TCW Securitized Income ETF allocate across securitized sub-sectors?

The ETF is expected to dynamically allocate across multiple securitized sub-sectors, including Agency and non-Agency RMBS, CMBS, ABS, and CLOs. Relative to MWESX, the portfolio is expected to reduce Agency MBS exposure and increase ABS and CLO exposure to enhance income, diversification, and liquidity management, while still maintaining a diversified securitized profile. Allocations will shift opportunistically based on relative value and market conditions.

What is the expected credit quality and below-investment-grade exposure?

The ETF will target a mid-BBB average credit profile, similar to diversified securitized peer ETFs, with flexibility to allocate to below investment grade as opportunities arise.

How should we describe the ETF’s duration profile?

The ETF is expected to maintain a low-to-moderate duration profile (approximately 1–3 years), broadly in line with diversified securitized ETF peers. Duration will be actively managed and may move modestly around the ETF’s secondary benchmark, ICE BofA Low Duration U.S. ABS & CMBS Equal Par Index (ticker CAEQ), depending on market opportunities, but the strategy is not intended to take significant interest-rate risk.

Will CLOs be included in the ETF?

CLOs are expected to play a dual role in the ETF. First, they contribute to enhanced income through attractive floating-rate spreads. Second, they support efficient liquidity management, helping the portfolio meet daily ETF cash flows without compromising overall return potential.

Benchmarking, Categorization, and Performance Messaging

How will ETF measure its performance?

MWESX has a primary benchmark of the Bloomberg U.S. Aggregate Index, which meets the applicable regulatory definition of a ‘broad-based benchmark’, and a secondary benchmark of the Bloomberg U.S. MBS Index. The ETF will retain the Bloomberg U.S. Aggregate Index as its primary benchmark and change its secondary benchmark to the ICE BofA Low Duration U.S. ABS & CMBS Equal Par Index (ticker CAEQ). This ICE index better reflects the greater investment flexibility and focus of the ETF.

Why is the TCW Securitized Income ETF categorized as a Securitized – Diversified fund by Morningstar?

The strategy allocates across multiple securitized sub-sectors and does not focus narrowly on a single segment such as Agency MBS or CLOs. Its multi-sector construction and diversified risk profile align most closely with Morningstar’s Securitized – Diversified category, which is where clients and platforms are increasingly grouping comparable active ETFs.

The ETF will seek to outperform its securitized peer group across a full market cycle, driven primarily by security selection and sector allocation rather than duration or leverage. While no explicit return target is marketed, the Investment Team intends for the ETF to have a risk-return profile meaningfully higher than that of core securitized strategies, with a focus on high current income.

Will MWESX’s track record be retained?

Yes, the TCW Securitized Income ETF will succeed to the track record of MWESX, which dates back to September 2021. The track record can be found on TCW.com until the last business day prior to converting to the ETF, which is expected to be on or around June 5, 2026.

https://www.tcw.com/products/mutual-funds/tcw-metwest-sustainable-securitized-fund/mwesx-i-share

Will the fund remain in the same Morningstar category?

Yes, like MWESX, the ETF is expected to be in the Securitized Bond – Diversified category.

Operational Considerations

How does the conversion to ETF impact existing MWESX shareholders?

Investors in MWESX will receive ETF shares equal in aggregate net asset value to their mutual fund holdings at the time of the conversion. MWESX shares will be retired, and no action is required from shareholders.

Will shareholders need a brokerage account?

Yes. Because ETFs trade on exchanges, shareholders will need a brokerage account to receive and hold ETF shares. Most current shareholders already hold positions on brokerage platforms. Shareholders that do not hold shares of MWESX through a brokerage account that can hold shares of an ETF, on the closing date of the Reorganization, will not receive shares of the ETF. Instead, the investment of such shareholders will be liquidated, and they will receive cash equal in value to the net asset value of the applicable MWESX shares. The liquidation of a shareholder’s investment in such circumstances and the return of cash may be subject to tax.

Is the conversion a taxable event?

No. The conversion is expected to be non-taxable for shareholders who hold their shares of MWESX in a brokerage account.

Is any action required from financial advisors?

No. The conversion is automatic. However, financial advisors should be aware of the timeline and updated investment strategy to address client questions.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the ETF, nor is it a solicitation of any proxy. Because MWESX is expected to reorganize into the ETF on its reorganization date, you should consider the appropriateness of making a new or subsequent investment in the Fund prior to its reorganization date. You should consider the investment objectives, risks, strategies, fees and expenses of the ETF and/or MWESX carefully before investing.

Prior to the Reorganization date, a combined information statement/prospectus will be included in a registration statement on Form N-14 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn, and the combined information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After the materials are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at https://www.tcw.com and a paper copy can be obtained at no charge by calling 1-877-829-4768.

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